KANZHUN LIMITED

18/F, GrandyVic Building,

Taiyanggong Middle Road

Chaoyang District, Beijing 100020

People’s Republic of China

August 8, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Austin Pattan

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: KANZHUN LIMITED (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 27, 2023

File No. 001-40460

Dear Ms. Gowetski and Mr. Pattan:

This letter sets forth the Company’s response to the comments contained in the letter dated July 25, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 153

1.	We note your statement that you reviewed your register of members and public filing made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members, as well as the Schedule 13Gs and the amendments thereto, other than (i) TECHWOLF LIMITED, (ii) Image Frame Investment (HK) Limited, and (iii) Banyan Partners Fund II, L.P., no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023. Based on the review of the public filings:

•	TECHWOLF LIMITED beneficially owned 140,830,401 Class B ordinary shares of the Company as of February 28, 2023, representing 16.3% of the Company’s total issued and outstanding shares and 66.0% of the Company’s aggregate voting power as of the same date. TECHWOLF LIMITED is wholly owned by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family, and is not owned or controlled by a governmental entity of mainland China;

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission
August 8, 2023

•	Image Frame Investment (HK) Limited beneficially owned 72,309,691 Class A ordinary shares of the Company as of December 31, 2022. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming that Image Frame Investment (HK) Limited’s shareholding had not changed since December 31, 2022, Image Frame Investment (HK) Limited beneficially owned 8.4% of the Company’s total issued and outstanding shares and held 3.4% of the Company’s aggregate voting power as of February 28, 2023. Image Frame Investment (HK) Limited is a company incorporated in Hong Kong and is wholly owned by Tencent Holdings Limited, a public company listed on the Stock Exchange of Hong Kong Limited (SEHK: 0700). Based on the public filings, Image Frame Investment (HK) Limited is not owned or controlled by a governmental entity of mainland China; and

•	Banyan Partners Fund II, L.P. beneficially owned 47,286,435 Class A ordinary shares of the Company as of December 31, 2022. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming that Banyan Partners Fund II, L.P.’s shareholding had not changed since December 31, 2022, Banyan Partners Fund II, L.P. beneficially owned 5.5% of the Company’s total issued and outstanding shares and held 2.2% of the Company’s aggregate voting power as of February 28, 2023. Banyan Partners Fund II, L.P. is an exempted limited partnership formed under the law of the Cayman Islands. The general partner of Banyan Partners Fund II, L.P. is Banyan Partners II Ltd., a Cayman Islands company. Based on the public filings, Banyan Partners Fund II, L.P. is not owned or controlled by a governmental entity of mainland China.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company. In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIE. The Company has the power to direct the activities that most significantly affect the economic performance of the VIE and receives the economic benefits of, and absorb losses that potentially could be significant to, the VIE. The shareholders of the VIE are all natural persons, as disclosed in the 2022 Form 20-F. Therefore, the VIE is not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIE.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission
August 8, 2023

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, its shareholders included: (i) CITI (NOMINEES) LIMITED, (ii) HKSCC Nominees Limited, (iii) TECHWOLF LIMITED, (iv) Image Frame Investment (HK) Limited, (v) Banyan Partners Fund II, L.P., (vi) certain entity established for the implementation of the Company’s 2020 Share Incentive Plan, and (vii) certain other institutional investors. CITI (NOMINEES) LIMITED is the nominee for the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders. HKSCC Nominees Limited is the nominee holder for the Company’s Class A ordinary shares registered in its Hong Kong share registrar and admitted into the Central Clearing and Settlement System (CCASS) for trading in Hong Kong. Similarly, it would present an undue hardship for the Company to verify the background of each holder of Class A ordinary shares held through HKSCC Nominees Limited due to the large number of such holders. The Company could only rely on the Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares who hold shares through CITI (NOMINEES) LIMITED or HKSCC Nominees Limited. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. In terms of TECHWOLF LIMITED, Image Frame Investment (HK) Limited, and Banyan Partners Fund II, L.P., based on the analysis set forth in the foregoing paragraphs, the Company believes that none of them is owned or controlled by a governmental entity of the Cayman Islands. The entity established for the implementation of the Company’s 2020 Share Incentive Plan is not owned or controlled by a governmental entity of the Cayman Islands. All other institutional shareholders of the Company were involved in the Company’s pre-IPO shares issuances. Based on the examination of publicly available information, such as the institutional shareholders’ websites, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company. The shareholders of the VIE are all natural persons.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission
August 8, 2023

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of the board of you or your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the preparation of the 2022 Form 20-F, the Company has asked each of the directors of KANZHUN LIMITED to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of KANZHUN LIMITED is an official of the Chinese Communist Party.

In addition, the Company respectfully submits that, the directors of the Company’s VIE or other consolidated operating entities are required to provide their background information, including any party affiliation, to the Company during their onboarding process. They have all confirmed that they are not officials of the Chinese Communist Party. The Company has emphasized that providing accurate background information is a condition to make them onboard, and they have represented to the Company that the information they provided to the Company is true and accurate. Based on the information provided by the directors of the Company’s consolidated operating entities, the Company believes that none of them is an official of the Chinese Communist Party.

As illustrated above, each of the Company’s directors and directors of the Company’s VIE or other consolidated operating entities is obligated to confirm their status whether he or she is an official of the Chinese Communist Party to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

3.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your or your consolidated foreign operating entities’ articles do not contain wording from any charter of the Chinese Communist Party.

With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company respectfully confirms without qualification that the articles of the Company and of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission
August 8, 2023

4.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) appear to be provided for Kanzhun Limited, the VIE and your subsidiaries in China. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s significant consolidated foreign operating entities are incorporated include mainland China, Hong Kong, and the Cayman Islands. Except for the VIE and its subsidiaries, the Company holds 100% equity interests in its significant consolidated operating entities. Therefore, to the best of the Company’s knowledge, no governmental entity in mainland China, Hong Kong, or the Cayman Islands owns shares of the Company’s significant consolidated foreign operating entities.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraphs (b)(3) of Item 16I, the Company respectfully supplements that, KANZHUN LIMITED wholly owns its subsidiary in Hong Kong, Techfish Limited, and the governmental entities in mainland China do not have a controlling financial interest in Company’s subsidiary in Hong Kong or any of the Company’s other consolidated foreign operating entities.

With respect to the required disclosure under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 10-8462-8340 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4858 or Shu.Du@skadden.com.

Very truly yours,

KANZHUN LIMITED

/s/ Yu Zhang
Yu Zhang
Chief Financial Officer

cc:          Peng Zhao, Chairman and Chief Executive Officer, KANZHUN LIMITED

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP